Exhibit 99.2

5 May 2020
Flutter Entertainment plc (“Flutter”)
Completion of Combination with The Stars Group Inc. (the “Combination”)
Further to the announcement on 4 May 2020 in connection with the completion of the Combination (“Completion”), Flutter announces that at 8 a.m. this morning:

•	Completion took place;

•	share dealings commenced; and

•
the entire enlarged issued share capital of Flutter (constituting 143,987,624 ordinary shares) was admitted to the premium listing of the Official List of the Financial Conduct Authority and the Official List of Euronext Dublin and to trading on the London Stock Exchange’s Main Market for listed securities and the Euronext Dublin Market under the ticker “FLTR”.

Enquiries:
Fiona Gildea
Deputy Company Secretary
+35317790022